COLUMBIA FUNDS VARIABLE INSURANCE TRUST

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

August 29, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the “Trust”)
Columbia Select Large Cap Growth Fund, Variable Series
Columbia Select Opportunities Fund, Variable Series
Columbia Value and Restructuring Fund, Variable Series
Registration File Nos.: 033-14954 and 811-05199

Dear Ladies and Gentlemen:

On behalf of the Trust and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), we have enclosed for filing Post-Effective Amendment No. 34 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 36 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-1A (the “Amendment”).

Pursuant to Rule 485(a) under the 1933 Act, the Trust filed on June 18, 2008 Post-Effective Amendment No. 33 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 35 to the Trust’s Registration Statement under the 1940 Act to register the following three new series of the Trust: Columbia Select Large Cap Growth Fund, Variable Series, Columbia Select Opportunities Fund, Variable Series and Columbia Value and Restructuring Fund, Variable Series (collectively, the “Funds”), each a series of the Trust. This Amendment serves to effect non-material changes in the Prospectuses and Statement of Additional Information of the Funds. Information contained in the Trust’s Registration Statement relating to other series of the Trust is neither amended nor superseded by the Amendment.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet of the Registration Statement that the Amendment is effective on September 1, 2008. No fees are required in connection with the Amendment’s filing.

The undersigned hereby represents that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3265.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel Assistant Secretary Columbia Funds Variable Insurance Trust One Financial Center Boston, MA 02111